

16012143

:DSTATES
:CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelband and Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Gelband (212) 688-2808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, Suite 901 (Address) New York (City) NY (State) 10017 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co. Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Notary Public

ALAN P. RAINES
Notary Public, State of New York
No. 40-02 RA 4724029
Qualified in New York County
Commission Expires February 28, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GELBAND & CO., INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

(Report Pursuant to Rule 17a-5)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

We have audited the accompanying financial statements of Gelband & Co., Inc. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information including the statement regarding changes in liabilities subordinated to claims of general creditors. Gelband & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gelband & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital of Gelband & Co., Inc. and the Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors have been subjected to audit procedures performed in conjunction with the audit of Gelband & Co., Inc.'s financial statements. The supplemental information is the responsibility of Gelband & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 26, 2016

GELBAND & CO., INC.
Statement of Financial Condition
As of December 31, 2015

ASSETS	
Cash	$ 90,908
Due from affiliate	10,048
Investment in securities, at fair value	7,938
TOTAL ASSETS	$ 108,894
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Income taxes payable	$ 276
Total Liabilities	276
Commitments	
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	68,857
Accumulated other comprehensive income	2,302
Retained earnings	37,458
Total Stockholder's Equity	108,618
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 108,894

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Operations
For the Year Ended December 31, 2015

Revenues:	
Fee income	$ 40,699
Interest and dividend income	1
Capital gain income	26,066
Total revenues	66,766
Expenses:	
Operating expenses	66,412
Income before provision for income taxes	354
Provision for income taxes	382
Net loss	(28)
Other comprehensive income:	
Unrealized gain on securities:	
Gain arising during the year	625
Comprehensive income	$ 597

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2014	100	$ 1	$ 117,857	$ 1,677	$37,486	$157,021
Distributions of capital, net	-	-	(49,000)	-	-	(49,000)
Net loss	-	-	-	-	(28)	(28)
Unrealized gain on securities				625		625
Balances at December 31, 2015	100	$ 1	$ 68,857	$ 2,302	$37,458	$108,618

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (28)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in due to affiliate	(2,569)
Increase in due from affiliate	(10,048)
Decrease in income taxes payable	(243)
Net Cash Used In Operating Activities	(12,888)
Cash flows from investing activities:	
Increase in investment in securities	(3,913)
Net Cash Used In Investing Activities	(3,913)
Cash flows from financing activities:	
Distributions of capital, net	(49,000)
Net Cash Used In Financing Activities	(49,000)
Net Decrease in Cash	(65,801)
Cash - December 31, 2014	156,709
Cash - December 31, 2015	$ 90,908

Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	625

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2015

(1) Summary of Significant Accounting Policies

Principal Business Activity

Gelband & Co., Inc. ("GELCO"), is a registered broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

GELCO records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflccts the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, and this includes interim reporting periods within that reporting period. GELCO is currently evaluating the impact of adopting this ASU on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Fair Value Measurement

GELCO accounts for all of its financial instruments at fair value. GELCO values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2015

(2) Investment in Securities

GELCO has an investment in a security in the amount of $7,938 (whose transferability is currently restricted).

(3) Commitments

GELCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, GELCO had net capital of $90,632 which was $85,632 in excess of its required net capital. GELCO's net capital ratio was 0 to 1 based on aggregate indebtedness of $-0-. GELCO does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

(4) Income Taxes

The provision for income taxes consists of the following:

NYS Franchise Tax	$	251
NYC General Corporation Tax		131
Total	$	382

Effective January 1, 2009, GELCO adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*, as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires GELCO to determine whether a tax position of GELCO is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. GELCO determined there are no uncertain tax positions that require financial statement recognition. GELCO's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2012, 2013, and 2014 Federal, New York State and New York City income tax returns are currently open for examination.

(5) Evaluation of Subsequent Events

GELCO has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued. GELCO does not note any subsequent events requiring disclosure or adjustment to the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF
DECEMBER 31, 2015

GELBAND & CO., INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2015

Total stockholder's equity per statement of financial condition	$ 108,618
Non-allowable assets:	
Due from affiliate	10,048
Net capital before haircuts on securities positions	98,570
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	7,938
Net capital	$ 90,632
Aggregate indebtedness:	
Items included in statement of financial condition	$ -
Percentage of aggregate indebtedness to net capital	0.00%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 85,632
Excess net capital at 1000%	$ 84,632

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 90,632
Net capital per audited report	$ 90,632

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement required as no subordinated liabilities existed at any time during the year.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

We have reviewed management's statements, included in the accompanying Gelband & Co., Inc. Assertions Report, in which (1) Gelband & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gelband & Co., Inc. claimed an exemption from 17 C.F.R §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Gelband & Co., Inc. stated that Gelband & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gelband & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gelband & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them be to fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 26, 2016

Gelband and Co., Inc.
Exemption Report
For the year ended December 31, 2015

Gelband and Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Gelband and Co., Inc.

I, Alan Gelband, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

February 26, 2016